FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Press release dated November 26, 2018– Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders

2.	Notice of the 2018 Annual General Meeting of Shareholders – Proxy Statement

3.	Proxy Card for 2018 Annual General Meeting of Shareholders

Item 1
CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL
MEETING OF SHAREHOLDERS

NETANYA, Israel, November 26, 2018 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Monday, December 31, 2018, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Thursday, December 6, 2018.

The agenda of the Meeting is as follows:

(1-4)	re-election of Ami Erel, Sholem Lapidot, Shlomo Waxe and Ephraim Kunda as directors;

(5-6)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(7)	appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2017.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-4 and 7 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Items 5-6 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company.

Item 8 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about December 10, 2018, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.825 million cellular subscribers (as at September 30, 2018)  with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Monday, December 31, 2018, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1-4)	re-election of Ami Erel, Sholem Lapidot, Shlomo Waxe and Ephraim Kunda as directors;

(5-6)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(7)	appointment of Somekh Chaikin, a member of KPMG International and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2017.

Shareholders of record at the close of business on Thursday, December 6, 2018 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member.  Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary
Dated:  November 26, 2018

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2018 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2018 Annual General Meeting of Shareholders. The Meeting will be held on Monday, December 31, 2018, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-4)	re-election of Ami Erel, Sholem Lapidot, Shlomo Waxe and Ephraim Kunda as directors;

(5-6)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(7)	appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2017.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later seven days after the date hereof.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Thursday, December 6, 2018 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about December 10, 2018 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On October 31, 2018, 113,186,463 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations – Cellular Segment - Our Cellular License”  of our Annual Report for 2017 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 26, 2018, or our 2017 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If you do not mark this box, your vote will not be counted.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On October 31, 2018, the representative rate of exchange published by the Bank of Israel was NIS 3.721to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of October 31, 2018, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of October 31, 2018. Any shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 113,186,463 ordinary shares outstanding as of October 31, 2018. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor*	55,597,802	47.79%
Psagot Investment House Ltd.**	6,440,219	5.69%
Clal Insurance Enterprises Holdings Ltd., or Clal***	6,072,646	5.37%
Directors and executive officers as a group (17 persons)****	811,665	0.72%
___________

*
Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 78% by Dolphin IL Investment Ltd., or Dolphin IL, and Tyrus S.A., both private companies controlled by various companies controlled by Mr. Eduardo Elzstain.

Koor's holdings include: (1) 30,981,559 ordinary shares held by Koor directly; (2) 12,188,355 ordinary shares held by DIC Communication and Technology Ltd., or DICC, a wholly-owned subsidiary of Koor; (3) 5,658,288 ordinary shared held by the two Israeli shareholders (2,829,144 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by an officer of a company controlled by the Company's controlling shareholder); (4) 200,000 ordinary shares pursuant to the previously reported swap transaction entered in June 2018 by DIC and extended in part in September 2018; (5) 3,412,500 ordinary shares (representing approximately 3.01% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor; and (6) 3,157,100 ordinary shares issuable upon the exercise of our TASE-listed options held by Koor that are fully exercisable. Does not include (1) the holdings of Clal, which is an affiliate of IDB Development Corporation Ltd., a company controlled by our controlling shareholder, which are noted separately in the table, and (2) 22,256 ordinary shares (representing approximately 0.02 % of our issued and outstanding shares) held as of September 30, 2018 for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of DIC.

The Israeli shareholders have appointed one member of our board of directors pursuant to our cellular license and our Articles of Association, and in March 2018 DIC's CEO was appointed as a member of our board of directors.

DIC's shares have been pledged as collateral to IDB's debenture holders and IDB, in several pledges of varying ranks pursuant to the previously reported sale of DIC to Dolphin IL. Based on the foregoing, Dolphin IL (by reason of its control of DIC), DIC (by reason of its control of Koor), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Each of these entities (other than DIC and Koor) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of DIC and IDB for others.

**
Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 12, 2018, it has shared dispositive power with respect to 6,440,219 shares and shared voting power with respect to 3,229,193 shares.

***
Clal is a TASE-listed affiliate of IDB. Based on a Schedule 13G filed by Clal with the SEC on February 12, 2018, 680,288 shares are held for its own account and the remainder is held for members of the public through, among others, provident funds, pension funds, insurance policies which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

****	Includes 811,665 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following October 31, 2018.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our 2017 Annual Report.

AGENDA OF THE 2017 ANNUAL GENERAL MEETING

Items 1 - 4 – Re-election of Directors

Our Board of Directors is currently comprised of seven directors - Ami Erel (Chairman), Mauricio Wior (Vice Chairman), Sholem Lapidot, Shlomo Waxe, Ephraim Kunda, Ronit Baytel and Joseph Barnea.

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Sholem Lapidot, Shlomo Waxe and Ephraim Kunda to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Erel (who had been previously appointed by DIC in its capacity as our previous Israeli shareholder, as detailed below) was appointed by our board of directors in February 2018, until our 2018 annual meeting.

Mr. Lapidot was appointed by our board of directors in March 2018, until our 2018 annual meeting.

Mr. Shlomo Waxe was elected at our 2017 annual meeting, until our 2018 annual meeting.

In November 2018, our Board of Directors recommended the re-election of Mr. Waxe as an independent director for one final additional term until the earlier of (1) our next general meeting of shareholders and (2) March 31, 2019. Prior to such nomination, our Audit Committee and Board of Directors determined that Mr. Waxe's continued service as director is in the best interests of the Company, for the following reasons: (A) The seniority of  three of our board members (our two external directors (see item 5-6 below) and Mr. Waxe) would entail their replacement at the same time. As these three directors constitute the majority of our Audit Committee (3 out of 4 members), which is the committee responsible for the approval of our financial statements, it would be prudent to effect such replacement after the approval of the 2018 annual financial statements, while allowing the Company sufficient time to find eligible candidates for such positions; and (B) Mr. Waxe's expertise and extensive knowledge of and familiarity with the Company, the challenges it is and has been facing, the markets and rapidly changing conditions in which it operates and in light of his special contribution to the work of the Company's board of directors and committees. Mr. Efraim Kunda was elected at our 2017 annual shareholders meeting, until our 2018 annual meeting.

Mr. Shlomo Waxe and Mr. Efraim Kunda were designated as "independent director" under the Israeli Companies Law, 1999 (the "Companies Law") and also qualify as “independent directors” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange.

Our Board of Directors also confirmed that the nominees possess the professional qualifications required under the Companies Law.

 These nominees have been approved by our Board of Directors.

For information regarding the re-election of our two statutory external directors see items 5-6 below.

If elected, Mr. Ami Erel, as our Chairman of the Board, shall be entitled to a monthly fixed payment of NIS 87,500 plus VAT, linked to the Israeli CPI, as approved  at our 2017 extraordinary shareholders meeting, and  Sholem Lapidot, Shlomo Waxe and Ephraim Kunda, shall each be entitled to remuneration equal to that paid to our external directors, in accordance with the regulations promulgated under the Companies Law, as set forth in the Company's compensation policy approved by the Company's compensation committee, board of directors and shareholders in November 2017. Specifically, each of our external directors is paid the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli Consumer Price Index for October 2015. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in 2017.

Our cellular license requires that at least 10% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint one director, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint two directors. Our Articles of Association so provide as well. Accordingly, Mr. Wior (who was previously elected at our 2017 annual shareholders meeting) was appointed in February 2018 by the Israeli shareholders as their appointee to our Board of Directors, for an indefinite period, and his appointment as our director does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Ami Erel has served as our Chairman of our Board of Directors since 2005. From 2014 to 2017, Mr. Erel  provided consulting services to Discount Investment Corporation Ltd. (where he served as President and Chief Executive Officer from 2001 to 2013). Until 2011, Mr. Erel served a period as Chief Executive Officer and a period as Chairman of the board of directors of Netvision Ltd. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq.  From 2011 to 2016, Mr. Erel also served as Deputy Chairman of the Board of Directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 as a director and later as Chairman of the Board of Directors). Mr. Erel also serves as a director of Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the Board of Directors), Knafaim Holdings Ltd. and Dan Hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Sholem Lapidot has served as a member of our Board of Directors since March 2018. Mr. Lapidot serves as CEO of DIC, our indirect controlling shareholder, and of IDB. Also serves as a member of the board of directors of IDB and DIC, chairman of the board of directors of Modi'in - Energy Management (1992) Ltd., substitute director at Elron Electronic Industries Ltd., committee member at the IDB Fund and a member of the board of directors of additional private companies owned by DIC and IDB. From 2015 to 2016, Mr. Lapidot served as a member of the board of directors of ADAMA Agricultural Solutions Ltd. and from 2009 to 2013 as the CEO and member of the board of directors of CLADD S.A, and from 2008 to 2012 as a member of the board of directors of Australtex S.A. Mr. Lapidot has studied Rabbinical Studies.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries from 2006 to 2016. Until 2016, he served as a member of the board of  the Israeli Standards Institute. From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd., until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in economics from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

1. "RESOLVED, that Ami Erel be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2019 Annual General Meeting."

2. "RESOLVED, that Sholem Lapidot be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2019 Annual General Meeting."

3. "RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately until the earlier of (1) the Company's next general meeting of shareholders and (2) March 31, 2019."

4. "RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2019 Annual General Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 - 6 –Re-election of Ronit Baytel and Joseph Barnea as External Directors

Companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director's service, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for pay.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders for a term of three years, which may be renewed for two additional three-year terms. Further extensions for terms of up to three years each are possible under certain conditions. All of the external directors of a company must be members of its audit committee and compensation committee and each other committee of a company’s board of directors which is authorized to exercise powers of the board of directors must include at least one external director. Our external directors are also considered independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members.

Our current external directors, Ronit Baytel and Joseph Barnea, were initially elected to our board of directors in our 2007 annual meeting of shareholders and thereafter were re-elected for additional terms which will end on the date of our 2018 annual meeting.

In November 2018, our Board of Directors recommended the re-election of Ronit Baytel and Joseph Barnea as external directors for one final additional term until the earlier of (1) our next general meeting of shareholders and (2) March 31, 2019. Prior to such nomination, our Audit Committee and Board of Directors determined that the continued service of each of Ronit Baytel and Joseph Barnea is in the best interests of the Company for the following reasons: (A) The seniority of  three of our board members (our two external directors and Mr. Waxe (see Item 1-4 above)) would entail their replacement at the same time. As these three directors constitute the majority of our Audit Committee (3 out of 4 members), which is the committee responsible for the approval of our financial statements, it would be prudent to effect such replacement after the approval of the 2018 annual financial statements, while allowing the Company sufficient time to find eligible candidates for such positions; (B) their expertise and extensive knowledge of and familiarity with the Company, the challenges it is and has been facing, the markets and rapidly changing conditions in which it operates and in light of their special contribution to the work of Company's board of directors and committees.

Our Board of Directors confirmed that each of these nominees possesses the professional qualifications required under the Companies Law. Our Board of Directors and Audit Committee also confirmed that the nominees qualify as “independent directors” under the Sarbanes-Oxley Act applicable to audit committee members and under the rules of the New York Stock Exchange and also designated Ronit Baytel as our “audit committee financial expert” under the Sarbanes-Oxley Act and SEC rules.

If elected, our external directors shall be entitled to the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, as set in the Company's compensation policy approved by the Company's compensation committee, board of directors and shareholders in November 2017. For additional details, please see Item 1-4 above.

A brief biography of each nominee is set forth below:

Ronit Baytel has served as a member of our Board of Directors since 2007. From 2017 until 2018, Ms. Baytel served as a financial consultant at an Israeli financial consulting firm. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls, the preparation of financial statements and tax and special projects. From 1998 to 2005, she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of PriceWaterhouseCoopers. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. From 2012 to 2015, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association, and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009, Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 to 2014 he served as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board of directors. From 2002 to 2004, he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company. According to the Companies Law, for this purpose, "control" means the ability to direct the Company's activities, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Ronit Baytel be re-elected as an external director of the Company, effective immediately until the earlier of (1) the Company's next general meeting of shareholders and (2) March 31, 2019."

"RESOLVED, that Joseph Barnea be re-elected as an external director of the Company, effective immediately until the earlier of (1) the Company's next general meeting of shareholders and (2) March 31, 2019."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 7 –Appointment of Independent Auditors

In 2017, our Annual General Meeting of shareholders appointed Somekh Chaikin, a member of KPMG International, an independent certified public accountants in Israel, as our independent auditors until the 2018 Annual General Meeting. Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, served as our joint independent auditor, together with Somekh Chaikin, from our 2016 Annual Shareholders Meeting until our 2017 Annual Shareholders Meeting.

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the appointment of Somekh Chaikin and Keselman & Keselman as our joint independent auditor until the next Annual General Meeting.

A representative of the Somekh Chaikin will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors. Such fees paid to our independent auditors for the past fiscal year are disclosed under Item 16C of our 2017 Annual Report and we will report them to the shareholders at the Meeting, as well. The appointment of Keselman & Keselman would facilitate the Company's indirect controlling shareholder's audit, whose independent auditor is also a member of PricewaterhouseCoopers International Limited. The Company's audit committee determined that the total audit fees that shall be paid by the Company to both auditors shall not exceed the audit fees that would have been paid to Somekh Chaikin, had it been reappointed as sole independent auditor.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin and Keselman & Keselman be appointed as the joint independent auditor of the Company until the Company's next Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 8 - Consideration of the 2017 Financial Statements

Our audited financial statements for the year ended December 31, 2017 are included in our 2017 Annual Report. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.govand on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2018 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than seven days after the date hereof. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than seven days following the deadline for the receipt of shareholder prosposals.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than ten days prior to the meeting. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary

Dated: November 26, 2018

Item 3

Cellcom Israel Ltd.

PROXY

The undersigned hereby appoints Shlomi Fruhling, Chief Financial Officer of Cellcom Israel Ltd. (the “Company”), Liat Menahemi-Stadler, VP Legal and Corporate Secretary of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent the undersigned at the 2018 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company, 10 Hagavish Street, Netanya, Israel on Monday, December 31, 2018, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, and to vote at the Annual Meeting on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote thereat upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  Any and all proxies heretofore given by the undersigned are hereby revoked.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Subject to the "IMPORTANT NOTES" below, if no direction is made with respect to any proposals listed on the reverse side, this Proxy will be voted “FOR” each such proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTES:
•	The votes under this Proxy will not be counted unless the undersigned marks the box in Item 8.
•
The votes under this Proxy will not be counted towards the majority required for the approval of Proposals 5 and 6 unless the undersigned marks the boxes in Proposals 5A and 6A, respectively, thereby confirming that it is not a controlling shareholder and does not have a personal benefit or other interest in the approval of the relevant proposal. See pages 9 of the Proxy Statement for more information.

☒ Please mark your votes as in this example using dark ink only.

(1) Reelection of Ami Erel.	☐ for	☐ against	☐ abstain

(2)Reelection of Sholem Lapidot.	☐ for	☐ against	☐ abstain

(3) Relection of Shlomo Waxe.	☐ for	☐ against	☐ abstain

(4) Relection of Ephraim Kunda.	☐ for	☐ against	☐ abstain

(5) Re-election of Ronit Baytel.	☐ for	☐ against	☐ abstain

(5A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Companies Law and does not have a personal benefit or other interest in the approval of the election of Ronit Baytel resulting from the undersigned's connection with a controlling shareholder, as described in the Proxy Statement.	☐ for

(6) Re-election of Joseph Barnea.	☐ for	☐ against	☐ abstain

(6A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Companies Law and does not have a personal benefit or other interest in the approval of the election of Joseph Barnea resulting from the undersigned's connection with a controlling shareholder, as described in the Proxy Statement.	☐ for

(7) Appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as the Company's joint independent auditors.	☐ for	☐ against	☐ abstain

(8) The undersigned hereby confirms that the holding of Ordinary Shares of the Company, directly or indirectly, by the undersigned does not contravene any of the holding or transfer restrictions set forth in the Company’s telecommunications licenses. If only a portion of your holdings so contravenes, you may be entitled to vote the portion that does not contravene. See page 3 of the Proxy Statement for more information.	☐ for

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

	Date:	, 2018			Date	, 2018
SIGNATURE			SIGNATURE IF HELD JOINTLY	TITLE (if applicable)

Instructions:
(1) Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope.
(2) In the case of joint ownership, each owner should sign, and if all of them do not sign, then the signature of the senior owner who votes in person or by proxy shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register.
(3) When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
(4) If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal.  If a partnership, sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 26, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary